SUBSIDIARIES OF SURFECT HOLDINGS, INC.

The table below sets forth all subsidiaries of Surfect Holdings, Inc. and the state or other jurisdiction of incorporation of each subsidiary.

Subsidiary	State of Incorporation
Surfect Technologies, Inc.(1)	DE

(1)  Wholly-owned subsidiary of Surfect Holdings, Inc.